Exhibit 99.7

Triptych (drieluik) (English version) amendment Articles of Association AerCap Holdings N.V.

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ARTICLES OF ASSOCIATION
NAME AND SEAT
Article 1
1.1   The name of the Company is: AerCap Holdings N.V.
1.2   The Company is established in Amsterdam.
OBJECTS
Article 2
The objects of the Company are:
a.     to enter into financial engagements, particularly into financial and operational lease agreements, with respect to airplanes and helicopters, airplane and helicopter engines, (spare) components of airplanes and helicopters, as well as related technical equipments and other technical equipment as the Company deems fit;
b.     to enter into service agreements which support the before mentioned engagements;
c.     to acquire, exploit and sell the before mentioned objects;
d.     to participate in, to finance, to collaborate with, to conduct the management of and provide advice and other services to legal persons and other enterprises with the same or similar objects;
ARTICLES OF ASSOCIATION
NAME AND SEAT
Article 1
1.1   The name of the Company is: AerCap Holdings N.V.
1.2   The Company is established in Amsterdam.
OBJECTS
Article 2
The objects of the Company are:
a.    to enter into financial engagements, particularly into financial and operational lease agreements, with respect to airplanes and helicopters, airplane and helicopter engines, (spare) components of airplanes and helicopters, as well as related technical equipments and other technical equipment as the Company deems fit;
b.    to enter into service agreements which support the before mentioned engagements;
c.     to acquire, exploit and sell the before mentioned objects;
d.     to participate in, to finance, to collaborate with, to conduct the management of and provide advice and other services to legal persons and other enterprises with the same or similar objects;

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e.     to acquire, use and/or assign industrial and intellectual property rights;
f.      to provide security for the debts of legal persons or of any other Company;
g.     to do anything which is, in the widest sense of the word, connected with or may be conducive to the attainment of these objects.
SHARE CAPITAL
Article 3
The authorised share capital of the Company is two million five hundred thousand euros (EUR 2,500,000), divided into two hundred and fifty million (250,000,000) ordinary shares, each having a nominal value of one eurocent (EUR 0.01).
ISSUANCE OF SHARES AND PAYMENT ON SHARES
Article 4
4.1   Upon a proposal of the Board of Directors containing the price and further terms and conditions of issue, the general meeting of shareholders shall have the power to resolve upon the issuance of shares and, with due observance of the proposal of the Board of Directors, to determine the price and further
e. to acquire, use and/or assign industrial and intellectual property rights;
f.      to provide security for the debts of legal persons or of any other Company;
g.    to do anything which is, in the widest sense of the word, connected with or may be conducive to the attainment of these objects.
SHARE CAPITAL
Article 3
The authorised share capital of the Company is two million five hundred thousand euros (EUR 2,500,000), divided into two hundred and fifty million (250,000,000) ordinary shares, each having a nominal value of one eurocent (EUR 0.01).
ISSUANCE OF SHARES AND PAYMENT ON SHARES
Article 4
4.1   Upon a proposal of the Board of Directors containing the price and further terms and conditions of issue, the general meeting of shareholders shall have the power to resolve upon the issuance of shares and, with due observance of the proposal of the Board of Directors, to determine the price and further

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        terms and conditions of such share issuance. The general meeting of shareholders may designate the Board of Directors as the authorized corporate body for this purpose. A designation as referred to above shall only be valid for a specific period of no more than five years and may from time to time be extended with a period of not more than five years. Unless the designation provides otherwise, it may not be withdrawn. The designation shall specify the number of shares which may be issued.
4.2   As long as the Board of Directors is authorized to resolve upon the issuance of shares pursuant to paragraph 1 hereof, the general meeting of shareholders cannot pass resolutions to issue shares.
4.3   Without prejudice to what has been provided in article 2:80 paragraph 2 of the Dutch Civil Code, shares shall at no time be issued below par. Shares must be fully paid up upon issuance.
4.4   Payment must be made in cash to the extent that no other contribution has been agreed upon. If the Company so agrees, payment in cash can be made in a currency other than euro. In the event of payment in a foreign currency the obligation to pay is fulfilled to terms and conditions of such share issuance. The general meeting of shareholders may designate the Board of Directors as the authorized corporate body for this purpose. A designation as referred to above shall only be valid for a specific period of no more than five years and may from time to time be extended with a period of not more than five years. Unless the designation provides otherwise, it may not be withdrawn. The designation shall specify the number of shares which may be issued.
4.2   As long as the Board of Directors is authorized to resolve upon the issuance of shares pursuant to paragraph 1 hereof, the general meeting of shareholders cannot pass resolutions to issue shares.
4.3   Without prejudice to what has been provided in article 2:80 paragraph 2 of the Dutch Civil Code, shares shall at no time be issued below par. Shares must be fully paid up upon issuance.
4.4   Payment must be made in cash to the extent that no other contribution has been agreed upon. If the Company so agrees, payment in cash can be made in a currency other than euro. In the event of payment in a foreign currency the obligation to pay is fulfilled to

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        the extent of the amount for which the payment is freely convertible into euro, the decisive factor being the rate of exchange on the day of payment, or, as the case may be, after application of the next sentence, on the day mentioned therein. The Company may require payment at the rate of exchange on a certain day within two months prior to the ultimate day on which payment must be made, provided the shares shall immediately upon their issuance be admitted to a listing at a stock exchange outside of the Netherlands.
4.5   The provisions of this article 4 shall equally apply to the granting of rights to subscribe for shares, but shall not apply to the issuance of shares to a person who exercises a previously acquired right to subscribe for shares. The Board of Directors shall be authorized to issue such shares.
4.6   The Company is authorized to cooperate in the issuance of depository receipts for shares.
4.7   The Board of Directors will be authorized to perform the legal acts as referred to in article 2:94 of the Dutch Civil Code without the prior approval of the general meeting of shareholders.
PRE-EMPTIVE RIGHTS
Article 5

        the extent of the amount for which the payment is freely convertible into euro, the decisive factor being the rate of exchange on the day of payment, or, as the case may be, after application of the next sentence, on the day mentioned therein. The Company may require payment at the rate of exchange on a certain day within two months prior to the ultimate day on which payment must be made, provided the shares shall immediately upon their issuance be admitted to a listing at a stock exchange outside of the Netherlands.
4.5   The provisions of this article 4 shall equally apply to the granting of rights to subscribe for shares, but shall not apply to the issuance of shares to a person who exercises a previously acquired right to subscribe for shares. The Board of Directors shall be authorized to issue such shares.
4.6   The Company is authorized to cooperate in the issuance of depository receipts for shares.
4.7   The Board of Directors will be authorized to perform the legal acts as referred to in article 2:94 of the Dutch Civil Code without the prior approval of the general meeting of shareholders.
PRE-EMPTIVE RIGHTS
Article 5

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5.1   In the event of an issuance of shares, each shareholder shall have a pre-emptive right pro rata to the number of shares held by each such shareholder.
5.2   Should a shareholder who is entitled to a pre-emptive right not or not fully exercise such right, the other shareholders shall be similarly entitled to pre-emption rights in respect of those shares which have not been claimed. If the latter collectively do not or do not fully exercise their pre-emptive rights either, then the authorized corporate body will be free to decide to whom the shares which have not been claimed shall be issued.
        In respect of the issuance of shares there shall be no pre-emptive right to shares issued against a contribution other than in cash or issued to employees of the Company or of a group company.
5.3   The general meeting of shareholders will have the power to limit or exclude the pre-emptive rights. The pre-emptive right may also be restricted or excluded by the Board of Directors designated pursuant to article 4 paragraph 1 of these articles, if, by a resolution of the general meeting of shareholders, it was designated and authorised for a specified period, not

5.1   In the event of an issuance of shares, each shareholder shall have a pre-emptive right pro rata to the number of shares held by each such shareholder.
5.2   Should a shareholder who is entitled to a pre-emptive right not or not fully exercise such right, the other shareholders shall be similarly entitled to pre-emption rights in respect of those shares which have not been claimed. If the latter collectively do not or do not fully exercise their pre-emptive rights either, then the authorized corporate body will be free to decide to whom the shares which have not been claimed shall be issued.
        In respect of the issuance of shares there shall be no pre-emptive right to shares issued against a contribution other than in cash or issued to employees of the Company or of a group company.
5.3   The general meeting of shareholders will have the power to limit or exclude the pre-emptive rights. The pre-emptive right may also be restricted or excluded by the Board of Directors designated pursuant to article 4 paragraph 1 of these articles, if, by a resolution of the general meeting of shareholders, it was designated and authorised for a specified period, not

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        exceeding five years, to restrict or exclude such pre-emptive right. The designation may be extended, from time to time, for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn.
5.4   As long as the Board of Directors is authorized to limit or exclude the pre-emptive rights pursuant to paragraph 3 hereof, the general meeting of shareholders cannot pass such resolutions.
5.5   A resolution by the general meeting of shareholders to limit or exclude the pre-emptive rights or to designate the Board of Directors as the authorized corporate body for this purpose in accordance with paragraph 3 hereof requires, in order to be validly adopted, a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than half of the issued share capital is present or represented at such meeting.
5.6   The Company shall announce any issuance of shares with pre-emptive rights in the Staatscourant (Gazette) and in a national daily newspaper, and the period of time within which such pre-emptive right can be exercised.
        Such pre-emptive right can be executed

        exceeding five years, to restrict or exclude such pre-emptive right. The designation may be extended, from time to time, for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn.
5.4   As long as the Board of Directors is authorized to limit or exclude the pre-emptive rights pursuant to paragraph 3 hereof, the general meeting of shareholders cannot pass such resolutions.
5.5   A resolution by the general meeting of shareholders to limit or exclude the pre-emptive rights or to designate the Board of Directors as the authorized corporate body for this purpose in accordance with paragraph 3 hereof requires, in order to be validly adopted, a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than half of the issued share capital is present or represented at such meeting.
5.6   The Company shall announce any issuance of shares with pre-emptive rights in the Staatscourant (Gazette) and in a national daily newspaper, and the period of time within which such pre-emptive right can be exercised.
        Such pre-emptive right can be executed

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        during at least two weeks after the day of notice in the Staatscourant (Gazette).
ACQUISITION BY THE COMPANY OF ITS SHARES
Article 6
6.1   The Company may acquire shares in its own share capital for valuable consideration if and in so far as:
a.     its shareholders’ equity less the purchase price to be paid by the Company for such shares is not less than the aggregate amount of the paid up and called for part of the issued share capital and the reserves which must be maintained pursuant to the law or these articles of association;
b.     the aggregate par value of the shares in its share capital which the Company acquires, (already) holds or on which it holds a right of pledge (pand), or which are held by a subsidiary of the Company, amounts to no more than such part of the aggregate par value of the issued share capital set by law from time to time; and
c.     the general meeting of shareholders has authorized the Board of Directors to acquire such shares, which during at least two weeks after the day of notice in the Staatscourant (Gazette).
ACQUISITION BY THE COMPANY OF ITS SHARES
Article 6
6.1   The Company may acquire shares in its own share capital for valuable consideration if and in so far as:
a.     its shareholders’ equity less the purchase price to be paid by the Company for such shares is not less than the aggregate amount of the paid up and called for part of the issued share capital and the reserves which must be maintained pursuant to the law or these articles of association;
b.    the aggregate par value of the shares in its share capital which the Company acquires, (already) holds or on which it holds a right of pledge (pand), or which are held by a subsidiary of the Company, amounts to no more than such part of the aggregate par value of the issued share capital set by law from time to time; and
c.     the general meeting of shareholders has authorized the Board of Directors to acquire such shares, which

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        authorization shall be valid for no more than eighteen months on each occasion, notwithstanding any further applicable statutory provisions and the provisions of these articles of association.
6.2   Shares thus acquired may again be disposed of by the Company. If depository receipts for shares in the share capital of the Company have been issued, such depository receipts shall for the application of the provisions of this paragraph and paragraph 1 hereof be treated as shares.
6.3   In the general meeting of shareholders no votes may be cast in respect of:
a.     share(s) held by the Company or by a subsidiary of the Company;
b.     share(s), depository receipts of which are held by the Company or by a subsidiary of the Company; and
c.     share(s) on which the Company or a subsidiary of the Company holds a right of usufruct or a right of pledge.
        However, the holders of a right of usufruct and the holders of a right of pledge on shares held by the Company or by a subsidiary of the Company are nonetheless not excluded from the right to vote such shares, if the right of usufruct or the right of pledge was granted authorization shall be valid for no more than eighteen months on each occasion, notwithstanding any further applicable statutory provisions and the provisions of these articles of association.
6.2   Shares thus acquired may again be disposed of by the Company. If depository receipts for shares in the share capital of the Company have been issued, such depository receipts shall for the application of the provisions of this paragraph and paragraph 1 hereof be treated as shares.
6.3   In the general meeting of shareholders no votes may be cast in respect of:
a.     share(s) held by the Company or by a subsidiary of the Company;
b.    share(s), depository receipts of which are held by the Company or by a subsidiary of the Company; and
c.     share(s) on which the Company or a subsidiary of the Company holds a right of usufruct or a right of pledge.
        However, the holders of a right of usufruct and the holders of a right of pledge on shares held by the Company or by a subsidiary of the Company are nonetheless not excluded from the right to vote such shares, if the right of usufruct or the right of pledge was granted

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        prior to the time such share was acquired by the Company or by a subsidiary of the Company.
        Shares in respect of which voting rights may not be exercised shall not be taken into account when determining to what extent the shareholders have cast their votes, to what extent they are present or represented at the general meeting of shareholders or to what extent the share capital is provided or represented.
REDUCTION OF SHARE CAPITAL
Article 7
7.1   The general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares or by reducing the par value of shares by an amendment to the articles of association, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law in effect at the time of the resolution.
        A resolution of the general meeting of shareholders shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at such meeting.
7.2   Cancellation of shares may apply to shares

        prior to the time such share was acquired by the Company or by a subsidiary of the Company.
        Shares in respect of which voting rights may not be exercised shall not be taken into account when determining to what extent the shareholders have cast their votes, to what extent they are present or represented at the general meeting of shareholders or to what extent the share capital is provided or represented.
REDUCTION OF SHARE CAPITAL
Article 7
7.1   The general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares or by reducing the par value of shares by an amendment to the articles of association, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law in effect at the time of the resolution.
        A resolution of the general meeting of shareholders shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at such meeting.
7.2   Cancellation of shares may apply to shares

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        which are held by the Company itself or to shares for which the Company holds depository receipts (beneficial rights).
        Partial repayment on shares shall be made on all shares.
7.3   Reduction of the par value of shares without repayment or partial repayment on shares shall be effected pro rata to all shares. The pro rata requirements may be waived by agreement of all shareholders concerned.
7.4   The notice of a general meeting of shareholders at which a resolution referred to in this article is to be adopted shall include the purpose of the reduction of the issued share capital and the manner in which such reduction shall be effectuated. The resolution to reduce the issued share capital shall specify the shares to which the resolution applies and shall describe how such a resolution shall be implemented.
7.5   The Company shall file a resolution to reduce the issued share capital with the trade register and shall publish such filing in a national daily newspaper.
7.6   Within two months after publication of the filing referred to above in paragraph 5 hereof, any creditor may oppose the resolution to reduce the issued share capital of the which are held by the Company itself or to shares for which the Company holds depository receipts (beneficial rights).
        Partial repayment on shares shall be made on all shares.
7.3   Reduction of the par value of shares without repayment or partial repayment on shares shall be effected pro rata to all shares. The pro rata requirements may be waived by agreement of all shareholders concerned.
7.4   The notice of a general meeting of shareholders at which a resolution referred to in this article is to be adopted shall include the purpose of the reduction of the issued share capital and the manner in which such reduction shall be effectuated. The resolution to reduce the issued share capital shall specify the shares to which the resolution applies and shall describe how such a resolution shall be implemented.
7.5   The Company shall file a resolution to reduce the issued share capital with the trade register and shall publish such filing in a national daily newspaper.
7.6   Within two months after publication of the filing referred to above in paragraph 5 hereof, any creditor may oppose the resolution to reduce the issued share capital of the

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        Company.
7.7   A resolution to reduce the issued share capital shall not take effect as long as opposition may be instituted. If opposition has been instituted within the two month period, the resolution shall take effect upon the withdrawal of the opposition or upon a court order setting aside the opposition.
SHARES AND SHARE CERTIFICATES
Article 8
8.1   The shares shall be in registered form.
8.2   A shareholder may request the Company to issue share certificates for his registered shares.
8.3   Share certificates shall be available in such denominations as the Board of Directors shall determine.
8.4   All share certificates shall be signed by or on behalf of a director; the signature may be effected by printed facsimile. In addition all share certificates may be validly signed by one or more persons designated by the Board of Directors for that purpose.
8.5   All share certificates shall be identified by numbers and/or letters in such manner to be determined by the Board of Directors.
8.6   The Board of Directors may determine the form and contents of share certificates.
Company.
7.7   A resolution to reduce the issued share capital shall not take effect as long as opposition may be instituted. If opposition has been instituted within the two month period, the resolution shall take effect upon the withdrawal of the opposition or upon a court order setting aside the opposition.
SHARES AND SHARE CERTIFICATES
Article 8
8.1   The shares shall be in registered form.
8.2   A shareholder may request the Company to issue share certificates for his registered shares.
8.3   Share certificates shall be available in such denominations as the Board of Directors shall determine.
8.4   All share certificates shall be signed by or on behalf of a director; the signature may be effected by printed facsimile. In addition all share certificates may be validly signed by one or more persons designated by the Board of Directors for that purpose.
8.5   All share certificates shall be identified by numbers and/or letters in such manner to be determined by the Board of Directors.
8.6   The Board of Directors may determine the form and contents of share certificates.

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8.7   The expression share certificate as used in these articles of association shall include a share certificate in respect of more than one share.
8.8   The Company may, pursuant to a resolution of the Board of Directors, cooperate in the issuance of depository receipts in bearer form.
MISSING OR DAMAGED SHARE CERTIFICATES
Article 9
9.1   Upon written request by or on behalf of a shareholder, missing or damaged share certificates may be replaced by new share certificates or duplicates bearing the same numbers and/or letters, provided the shareholder who has made such request, or the person making such request on his behalf, provides satisfactory evidence of his title and, in so far as applicable, the loss of the share certificates to the Board of Directors, and further subject to such conditions as the Board of Directors may deem appropriate.
9.2   The issuance of a new share certificate or a duplicate shall render the share certificates which it replaces invalid.
9.3   The issuance of new share certificates or duplicates for share certificates may in

8.7   The expression share certificate as used in these articles of association shall include a share certificate in respect of more than one share.
8.8   The Company may, pursuant to a resolution of the Board of Directors, cooperate in the issuance of depository receipts in bearer form.
MISSING OR DAMAGED SHARE CERTIFICATES
Article 9
9.1   Upon written request by or on behalf of a shareholder, missing or damaged share certificates may be replaced by new share certificates or duplicates bearing the same numbers and/or letters, provided the shareholder who has made such request, or the person making such request on his behalf, provides satisfactory evidence of his title and, in so far as applicable, the loss of the share certificates to the Board of Directors, and further subject to such conditions as the Board of Directors may deem appropriate.
9.2   The issuance of a new share certificate or a duplicate shall render the share certificates which it replaces invalid.
9.3   The issuance of new share certificates or duplicates for share certificates may in

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       appropriate cases, at the discretion of the Board of Directors, be published in newspapers to be determined by the Board of Directors.
SHAREHOLDERS’ REGISTER
Article 10
10.1 With due observance of the applicable statutory provisions in respect of registered shares, a shareholders’ register shall be kept by or on behalf of the Company, which shareholders’ register shall be regularly updated and, at the discretion of the Board of Directors, may, in whole or in part, be kept in more than one copy and at more than one address. At least one copy shall be kept at the office of the Company in the Netherlands.
        Part of the shareholders’ register may be kept abroad in order to comply with applicable provisions set by a foreign stock exchange.
10.2 Each shareholder’s name, his address and such further information as required by law and the information as the Board of Directors deems appropriate, whether at the request of a shareholder or not, shall be recorded in the shareholders’ register.
10.3 The form and the contents of the shareholders’ register shall be determined by the Board of Directors with due observance appropriate cases, at the discretion of the Board of Directors, be published in newspapers to be determined by the Board of Directors.
SHAREHOLDERS’ REGISTER
Article 10
10.1 With due observance of the applicable statutory provisions in respect of registered shares, a shareholders’ register shall be kept by or on behalf of the Company, which shareholders’ register shall be regularly updated and, at the discretion of the Board of Directors, may, in whole or in part, be kept in more than one copy and at more than one address. At least one copy shall be kept at the office of the Company in the Netherlands.
        Part of the shareholders’ register may be kept abroad in order to comply with applicable provisions set by a foreign stock exchange.
10.2 Each shareholder’s name, his address and such further information as required by law and the information as the Board of Directors deems appropriate, whether at the request of a shareholder or not, shall be recorded in the shareholders’ register.
10.3 The form and the contents of the shareholders’ register shall be determined by the Board of Directors with due observance

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        of the provisions of paragraphs 1 and 2 hereof.
10.4 Upon his request a shareholder shall be provided with written evidence of the contents of the shareholders’ register with regard to the shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a director or by a person to be designated for that purpose by the Board of Directors.
10.5 The provisions of paragraphs 1 up to and including 4 hereof shall equally apply to persons who hold a right of usufruct or a right of pledge on one or more shares.
10.6 The Board of Directors shall have power and authority to permit inspection of the shareholders’ register by and to provide information recorded therein, as well as any other information regarding the direct or indirect share holding of a shareholder of which the Company has been notified by that shareholder, to the authorities entrusted with the supervision and/or implementation of the trading of securities on a foreign stock exchange on behalf of the Company and its shareholders, in order to comply with applicable foreign statutory provisions or of the provisions of paragraphs 1 and 2 hereof.
10.4 Upon his request a shareholder shall be provided with written evidence of the contents of the shareholders’ register with regard to the shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a director or by a person to be designated for that purpose by the Board of Directors.
10.5 The provisions of paragraphs 1 up to and including 4 hereof shall equally apply to persons who hold a right of usufruct or a right of pledge on one or more shares.
10.6 The Board of Directors shall have power and authority to permit inspection of the shareholders’ register by and to provide information recorded therein, as well as any other information regarding the direct or indirect share holding of a shareholder of which the Company has been notified by that shareholder, to the authorities entrusted with the supervision and/or implementation of the trading of securities on a foreign stock exchange on behalf of the Company and its shareholders, in order to comply with applicable foreign statutory provisions or

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        applicable provisions set by such foreign stock exchange, if and to the extent such requirements apply to the Company and its shareholders as a result of the listing of shares in the share capital of the Company on such foreign stock exchange or the registration of such shares or the registration of an offering of such shares under applicable foreign securities laws.
REQUEST TO ISSUE OR CANCEL SHARE CERTIFICATES
Article 11
11.1 Subject to the provisions of article 8, a holder of shares may, upon his request, obtain one or more share certificates for his shares.
11.2 Subject to the provisions of article 8, a holder of shares may request the Company to cancel the share certificate(s) for his shares.
11.3 The Board of Directors may require a request, as referred to in this article 11, to be made on a special form, to be provided to the shareholder free of charge, to be signed by such shareholder. Any requests made pursuant to and in accordance with the provisions of articles 8, 9, 10 and this article 11 may be sent to the Company at such address(es) as to be determined by the Board of Directors, at all times including an address applicable provisions set by such foreign stock exchange, if and to the extent such requirements apply to the Company and its shareholders as a result of the listing of shares in the share capital of the Company on such foreign stock exchange or the registration of such shares or the registration of an offering of such shares under applicable foreign securities laws.
REQUEST TO ISSUE OR CANCEL SHARE CERTIFICATES
Article 11
11.1 Subject to the provisions of article 8, a holder of shares may, upon his request, obtain one or more share certificates for his shares.
11.2 Subject to the provisions of article 8, a holder of shares may request the Company to cancel the share certificate(s) for his shares.
11.3 The Board of Directors may require a request, as referred to in this article 11, to be made on a special form, to be provided to the shareholder free of charge, to be signed by such shareholder. Any requests made pursuant to and in accordance with the provisions of articles 8, 9, 10 and this article 11 may be sent to the Company at such address(es) as to be determined by the Board of Directors, at all times including an address

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        in the municipality or city where a stock exchange on which shares in the share capital of the Company are listed has its principal place of business.
11.4 The Company is entitled to charge amounts, at no more than cost, and to be determined by the Board of Directors, to those persons who request any services to be carried out pursuant to articles 8 to 11 inclusive.
TRANSFER OF SHARES
Article 12
12.1 Unless the law provides otherwise and except as provided by the provisions of the following paragraphs of this article, the transfer of a share shall require an instrument intended for such purpose and, unless the Company itself is a party to the transaction, the written acknowledgement of the transfer by the Company; service upon the Company of such instrument of transfer or of a copy or extract thereof signed as a true copy by a civil law notary or the transferor shall be considered to have the same effect as an acknowledgement.
12.2 In cases where no share certificate is issued for the relative shares, an instrument of transfer on a form to be supplied by the Company free of charge, must be submitted in the municipality or city where a stock exchange on which shares in the share capital of the Company are listed has its principal place of business.
11.4 The Company is entitled to charge amounts, at no more than cost, and to be determined by the Board of Directors, to those persons who request any services to be carried out pursuant to articles 8 to 11 inclusive.
TRANSFER OF SHARES
Article 12
12.1 Unless the law provides otherwise and except as provided by the provisions of the following paragraphs of this article, the transfer of a share shall require an instrument intended for such purpose and, unless the Company itself is a party to the transaction, the written acknowledgement of the transfer by the Company; service upon the Company of such instrument of transfer or of a copy or extract thereof signed as a true copy by a civil law notary or the transferor shall be considered to have the same effect as an acknowledgement.
12.2 In cases where no share certificate is issued for the relative shares, an instrument of transfer on a form to be supplied by the Company free of charge, must be submitted

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        to the Company.
12.3 In cases where a share certificate is issued, the relative share certificate must be submitted to the Company, provided that an instrument of transfer printed on the back of the share certificate, has been duly completed and signed by or on behalf of the transferor and the transferee, or a separate instrument is submitted together with the share certificate.
12.4 If a transfer of a share for which a share certificate is issued, has been effected by service upon the Company of the relative share certificate with or without a separate instrument of transfer, the Company shall, at the discretion of the Board of Directors, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more share certificates registered in his name up to an equal nominal amount.
12.5 The Company’s written acknowledgement of a transfer of a share for which a share certificate is issued shall, at the discretion of the Board of Directors, be effected either by endorsement of the transfer on the share certificate as proof of the acknowledgement or by the issuance to the transferee of one or more share certificates registered in his name to the Company.
12.3 In cases where a share certificate is issued, the relative share certificate must be submitted to the Company, provided that an instrument of transfer printed on the back of the share certificate, has been duly completed and signed by or on behalf of the transferor and the transferee, or a separate instrument is submitted together with the share certificate.
12.4 If a transfer of a share for which a share certificate is issued, has been effected by service upon the Company of the relative share certificate with or without a separate instrument of transfer, the Company shall, at the discretion of the Board of Directors, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more share certificates registered in his name up to an equal nominal amount.
12.5 The Company’s written acknowledgement of a transfer of a share for which a share certificate is issued shall, at the discretion of the Board of Directors, be effected either by endorsement of the transfer on the share certificate as proof of the acknowledgement or by the issuance to the transferee of one or more share certificates registered in his name

CURRENT ARTICLES	PROPOSED ARTICLES	EXPLANATION
        up to an equal nominal amount.
12.6 If the transfer of a share does not take place in accordance with the provisions of paragraphs 2 and 3 of this article, the transfer of a share can only take place with the permission of the Board of Directors. The Board of Directors may make its permission subject to such conditions as the Board of Directors may deem necessary or desirable. The applicant shall always be entitled to demand that said permission be granted on the condition that transfer takes place to a person designated by the Board of Directors. The permission shall be deemed to have been granted, should the Board of Directors not have decided on granting permission for the request within six weeks of being requested to do so.
12.7 The provisions of the preceding paragraphs of this article shall apply correspondingly to the allotment of shares in the event of a division of any share constituting joint property, the transfer of a shares as a consequence of a writ of execution and the creation of limited rights on a share.
RIGHT OF PLEDGE
Article 13
13.1 A right of pledge may be created on the
up to an equal nominal amount.
12.6 If the transfer of a share does not take place in accordance with the provisions of paragraphs 2 and 3 of this article, the transfer of a share can only take place with the permission of the Board of Directors. The Board of Directors may make its permission subject to such conditions as the Board of Directors may deem necessary or desirable. The applicant shall always be entitled to demand that said permission be granted on the condition that transfer takes place to a person designated by the Board of Directors. The permission shall be deemed to have been granted, should the Board of Directors not have decided on granting permission for the request within six weeks of being requested to do so.
12.7 The provisions of the preceding paragraphs of this article shall apply correspondingly to the allotment of shares in the event of a division of any share constituting joint property, the transfer of a shares as a consequence of a writ of execution and the creation of limited rights on a share.
RIGHT OF PLEDGE
Article 13
13.1 A right of pledge may be created on the

CURRENT ARTICLES	PROPOSED ARTICLES	EXPLANATION
        shares.
13.2 If a right of pledge is created on shares, the shareholder shall be exclusively entitled to the voting rights attached to the shares concerned and the voting rights may not be conferred on the holder of the right of pledge.
13.3 The holder of the right of pledge shall not be entitled to any of the rights which the law grants a holder of depository receipts issued with the cooperation of the Company.
13.4 The provisions of article 12 shall equally apply to the creation or release of a right of pledge on shares.
13.5 The Company may accept a pledge on its own shares only if:
a.     the shares to be pledged are fully paid-up;
b.     the nominal amount of its own shares to be pledged and those already held by it or pledged to it do not together amount to more than one-tenth of the issued share capital; and
c.     the general meeting of shareholders has approved the pledge agreement.
RIGHT OF USUFRUCT
Article 14
14.1 A right of usufruct may be created on the shares.

        shares.
13.2 If a right of pledge is created on shares, the shareholder shall be exclusively entitled to the voting rights attached to the shares concerned and the voting rights may not be conferred on the holder of the right of pledge.
13.3 The holder of the right of pledge shall not be entitled to any of the rights which the law grants a holder of depository receipts issued with the cooperation of the Company.
13.4 The provisions of article 12 shall equally apply to the creation or release of a right of pledge on shares.
13.5 The Company may accept a pledge on its own shares only if:
a.     the shares to be pledged are fully paid-up;
b.    the nominal amount of its own shares to be pledged and those already held by it or pledged to it do not together amount to more than one-tenth of the issued share capital; and
c.     the general meeting of shareholders has approved the pledge agreement.
RIGHT OF USUFRUCT
Article 14
14.1 A right of usufruct may be created on the shares.

CURRENT ARTICLES	PROPOSED ARTICLES	EXPLANATION
14.2 If a right of usufruct is created on shares, the shareholder shall be exclusively entitled to the voting rights attached to the shares concerned and voting rights may not be conferred on the holder of the right of usufruct.
14.3 The holder of the right of usufruct shall not be entitled to any of the rights which the law grants a holder of depository receipts issued with the cooperation of the Company.
14.4 The provisions of article 12 shall equally apply to the creation, transfer or release of a right of usufruct on shares.
BOARD OF DIRECTORS
Article 15
15.1 The Company has a one-tier board structure. The Company will be managed by the Board of Directors. The Board of Directors is consisting of at least three (3) and at most twelve (12) directors, including at least one (1) executive director and at least two (2) non-executive directors. The Board of Directors shall determine the total number of directors, as well as the number of executive directors and the number of non-executive directors comprised therein, taking into account the previous sentence. The Board of Directors shall grant to one executive director

14.2 If a right of usufruct is created on shares, the shareholder shall be exclusively entitled to the voting rights attached to the shares concerned and voting rights may not be conferred on the holder of the right of usufruct.
14.3 The holder of the right of usufruct shall not be entitled to any of the rights which the law grants a holder of depository receipts issued with the cooperation of the Company.
14.4 The provisions of article 12 shall equally apply to the creation, transfer or release of a right of usufruct on shares.
BOARD OF DIRECTORS
Article 15
15.1 The Company has a one-tier board structure. The Company will be managed by the Board of Directors. The Board of Directors is consisting of at least three (3) and at most twelve (12) directors, including at least one (1) executive director and at least two (2) non-executive directors. The Board of Directors shall determine the total number of directors, as well as the number of executive directors and the number of non-executive directors comprised therein, taking into account the previous sentence. The Board of Directors shall grant to one executive director

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	the title of Chief Executive Officer (“CEO”). Only natural persons may be appointed as director.		the title of Chief Executive Officer (“CEO”). Only natural persons may be appointed as director.
15.2	The general meeting of shareholders shall appoint the directors and determine in respect of each of them whether he shall be an executive director or a non-executive director, with due observance of the previous paragraph.	15.2
The general meeting of shareholders shall appoint the directors and determine in respect of each of them whether he shall be an executive director or a non-executive director, with due observance of the previous paragraph.

A resolution to appoint a director may be passed by an absolute majority of the valid votes cast, provided that the resolution is passed further to a proposal by the Board of Directors. The executive directors shall not be allocated the task of making such a proposal. The general meeting of shareholders may appoint a director, without there being a proposal by the Board of Directors to this effect, by a resolution passed by an absolute majority of the valid votes cast representing at least one-third of the issued capital.

A resolution to appoint a director may be passed by an absolute majority of the valid votes cast, provided that the resolution is passed further to a proposal by the Board of Directors. The executive directors shall not be allocated the task of making such a proposal. The general meeting of shareholders may appoint a director, without there being a proposal by the Board of Directors to this effect, by a resolution passed by an absolute majority of the valid votes cast representing at least one-third of the issued capital.

15.3	A director is appointed or reappointed for a period starting on the day of his (re)appointment and ending at the end of the annual general meeting of shareholders that will be held in the fourth year upon his (re)appointment, or such earlier time as	15.3
A director is appointed or reappointed for a period starting on the day of his (re)appointment and ending at the end of the annual general meeting of shareholders that will be held in the fourth year upon his (re)appointment, or such earlier time as

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	determined at the time of his (re)appointment.		determined at the time of his (re)appointment.
15.4
The general meeting of shareholders may at any time suspend or remove any director. A resolution of the general meeting of shareholders to remove or suspend a director may be passed by an absolute majority of the valid votes cast, provided that the resolution is passed further to a proposal by the Board of Directors. The general meeting of shareholders may remove or suspend a director, without there being a proposal by the Board of Directors to this effect, by a resolution passed by an absolute majority of the valid votes cast representing at least one-third of the issued capital. An executive director may also at any time be suspended by the Board of Directors.
		15.4
The general meeting of shareholders may at any time suspend or remove any director. A resolution of the general meeting of shareholders to remove or suspend a director may be passed by an absolute majority of the valid votes cast, provided that the resolution is passed further to a proposal by the Board of Directors. The general meeting of shareholders may remove or suspend a director, without there being a proposal by the Board of Directors to this effect, by a resolution passed by an absolute majority of the valid votes cast representing at least one-third of the issued capital. An executive director may also at any time be suspended by the Board of Directors.

15.5	The general meeting of shareholders and, in the event the director concerned was suspended by the Board of Directors, also the Board of Directors, shall be authorized to resolve to terminate or continue the suspension of a director within three months after the suspension of such director has taken effect. Should both the general meeting of shareholders and the Board of Directors fail to adopt such resolution, the suspension shall lapse after three months.	15.5
The general meeting of shareholders and, in the event the director concerned was suspended by the Board of Directors, also the Board of Directors, shall be authorized to resolve to terminate or continue the suspension of a director within three months after the suspension of such director has taken effect. Should both the general meeting of shareholders and the Board of Directors fail to adopt such resolution, the suspension shall lapse after three months.

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION

A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of three months commencing on the day the general meeting of shareholders or, as the case may be, the Board of Directors, has adopted the resolution to continue the suspension.

A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of three months commencing on the day the general meeting of shareholders or, as the case may be, the Board of Directors, has adopted the resolution to continue the suspension.

If within the period of continued suspension no resolution to either dismiss the director concerned is adopted by the general meeting of shareholders or to terminate the suspension is adopted by the general meeting of shareholders or, to the extent applicable, the Board of Directors, the suspension shall lapse.

If within the period of continued suspension no resolution to either dismiss the director concerned is adopted by the general meeting of shareholders or to terminate the suspension is adopted by the general meeting of shareholders or, to the extent applicable, the Board of Directors, the suspension shall lapse.

15.6	The Board of Directors shall appoint from the number of directors one of the non-executive directors as chairman of the Board of Directors and, if the Board of Directors resolves so, one of the non-executive directors as vice-chairman of the Board of Directors.	15.6
The Board of Directors shall appoint from the number of directors one of the non-executive directors as chairman of the Board of Directors and, if the Board of Directors resolves so, one of the non-executive directors as vice-chairman of the Board of Directors.

15.7	The general policy with regard to the remuneration of the Board of Directors shall be determined by the general meeting of shareholders, upon a proposal of the nomination and compensation committee of	15.7	The general policy with regard to the remuneration of the Board of Directors shall be determined by the general meeting of shareholders, upon a proposal of the nomination and compensation committee of

CURRENT ARTICLES	PROPOSED ARTICLES	EXPLANATION

the Board of Directors. The remuneration policy shall, at a minimum, address the items set out in Articles 2:383c up to and including 2:383e of the Dutch Civil Code, to the extent that these relate to the Board of Directors. The remuneration policy shall be presented in writing to the works council for information purposes at the same time as it is submitted to the general meeting of shareholders.

the Board of Directors. The remuneration policy shall, at a minimum, address the items set out in Articles 2:383c up to and including 2:383e of the Dutch Civil Code, to the extent that these relate to the Board of Directors. The remuneration policy shall be presented in writing to the works council for information purposes at the same time as it is submitted to the general meeting of shareholders.

15.8
The remuneration of directors shall be set, with due regard for the remuneration policy, by the Board of Directors. With regard to arrangements concerning remuneration in the form of shares or share options, the Board of Directors shall submit a proposal to the general meeting of shareholders for its approval. This proposal must, at a minimum, state the number of shares or share options that may be granted to directors and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements. An executive director shall not be allocated the task of determining the remuneration of the executive directors. An executive director shall also not participate in any decision-making in respect of the remuneration of the executive directors.
15.8
The remuneration of directors shall be set, with due regard for the remuneration policy, by the Board of Directors. With regard to arrangements concerning remuneration in the form of shares or share options, the Board of Directors shall submit a proposal to the general meeting of shareholders for its approval. This proposal must, at a minimum, state the number of shares or share options that may be granted to directors and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements. An executive director shall not be allocated the task of determining the remuneration of the executive directors. An executive director shall also not participate in any decision-making in respect of the remuneration of the executive directors.

CURRENT ARTICLES		PROPOSED ARTICLES	EXPLANATION
DUTIES AND POWERS		DUTIES AND POWERS
Article 16		Article 16
16.1	The Board of Directors is charged with the management of the Company, subject to the restrictions contained in these articles of association. The Board of Directors shall divide its management tasks between the non-executive directors and one ore more executive directors. Such division of tasks shall in any event entail that one or more executive directors shall be charged with the day to day affairs of the Company and that the non-executive directors shall be charged with supervising the executive director(s) in the performance of their duties.	16.1
The Board of Directors is charged with the management of the Company, subject to the restrictions contained in these articles of association. The Board of Directors shall divide its management tasks between the non-executive directors and one ore more executive directors. Such division of tasks shall in any event entail that one or more executive directors shall be charged with the day to day affairs of the Company and that the non-executive directors shall be charged with supervising the executive director(s) in the performance of their duties.

16.2	The Board of Directors shall draw up rules governing its internal affairs. Such rules shall elaborate on the division of tasks referred to in the previous paragraph and may also detail the authorities and responsibilities entrusted to a committee. Such rules may not violate the provisions of these articles of association. If the Board of Directors has established rules governing its internal affairs, resolutions of the Board of Directors shall be adopted in accordance with these articles of association and the provisions of such rules. The Board of Directors may determine that one or more	16.2
The Board of Directors shall draw up rules governing its internal affairs. Such rules shall elaborate on the division of tasks referred to in the previous paragraph and may also detail the authorities and responsibilities entrusted to a committee. Such rules may not violate the provisions of these articles of association. If the Board of Directors has established rules governing its internal affairs, resolutions of the Board of Directors shall be adopted in accordance with these articles of association and the provisions of such rules. The Board of Directors may determine that one or more

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	directors can validly resolve on matters that are part of their task. Such determination is made in the abovementioned rules or otherwise in writing.		directors can validly resolve on matters that are part of their task. Such determination is made in the abovementioned rules or otherwise in writing.
16.3	The chairman shall use its best efforts to see to it that the majority of the meetings of the Board of Directors shall be held in the Netherlands and a majority of the written resolutions adopted in accordance with paragraph 5 of this article, shall be deemed to be adopted in the Netherlands.	16.3
The chairman shall use its best efforts to see to it that the majority of the meetings of the Board of Directors shall be held in the Netherlands and a majority of the written resolutions adopted in accordance with paragraph 5 of this article, shall be deemed to be adopted in the Netherlands.

16.4	The contemporaneous linking together by telephone conference or audio-visual communication facilities of the directors, shall be deemed to constitute a meeting of the Board of Directors for the duration of the connection. Any director taking part, shall be deemed present in person at the meeting and shall be entitled to vote or counted in quorum accordingly. Such meeting shall be deemed to be held in the Netherlands if the majority of the participants are in the Netherlands for the full duration of the meeting.	16.4
The contemporaneous linking together by telephone conference or audio-visual communication facilities of the directors, shall be deemed to constitute a meeting of the Board of Directors for the duration of the connection. Any director taking part, shall be deemed present in person at the meeting and shall be entitled to vote or counted in quorum accordingly. Such meeting shall be deemed to be held in the Netherlands if the majority of the participants are in the Netherlands for the full duration of the meeting.

16.5
Resolutions of the Board of Directors may, instead of in a meeting, be passed in writing - including any electronic message and facsimile, or in the form of a message transmitted by any accepted means of

Resolutions of the Board of Directors may, instead of in a meeting, be passed in writing - including any electronic message and facsimile, or in the form of a message transmitted by any accepted means of

CURRENT ARTICLES		PROPOSED ARTICLES	EXPLANATION

communication and received or capable of being produced in writing - provided that all directors are familiar with the resolution to be passed and none of them objects to this decision-making process and provided that the resolution is signed by a majority of the directors in office. A resolution shall be deemed to be adopted in the Netherlands if a majority of the directors executing the resolution are in the Netherlands when signing the resolution.

communication and received or capable of being produced in writing - provided that all directors are familiar with the resolution to be passed and none of them objects to this decision-making process and provided that the resolution is signed by a majority of the directors in office. A resolution shall be deemed to be adopted in the Netherlands if a majority of the directors executing the resolution are in the Netherlands when signing the resolution.

16.6	The Board of Directors shall establish a group executive committee, a group portfolio and investment committee, a group treasury and accounting committee, an audit committee and a nomination and compensation committee. The Board of Directors may establish any other committee as the Board of Directors shall decide. The Board of Directors shall draw up rules governing a committee’s internal affairs.	16.6
The Board of Directors shall establish a group executive committee, a group portfolio and investment committee, a group treasury and accounting committee, an audit committee and a nomination and compensation committee. The Board of Directors may establish any other committee as the Board of Directors shall decide. The Board of Directors shall draw up rules governing a committee’s internal affairs.

16.7	Without prejudice to any other applicable provision in these articles of association, the Board of Directors shall require the approval of the general meeting of shareholders for resolutions of the Board of Directors with regard to an important change in the identity or character of the Company or the	16.7
Without prejudice to any other applicable provision in these articles of association, the Board of Directors shall require the approval of the general meeting of shareholders for resolutions of the Board of Directors with regard to an important change in the identity or character of the Company or the

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
enterprise, including in any event:		enterprise, including in any event:
a.	the transfer of the enterprise or almost the entire enterprise to a third party;	a.	the transfer of the enterprise or almost the entire enterprise to a third party;
b.
entry into or termination of any long-term cooperation by the Company or a subsidiary of the Company with another legal entity company or partnership, or as a fully liable partner in a limited or general partnership, if such cooperation or termination thereof is of far-reaching significance to the Company;
b.
entry into or termination of any long-term cooperation by the Company or a subsidiary of the Company with another legal entity company or partnership, or as a fully liable partner in a limited or general partnership, if such cooperation or termination thereof is of far-reaching significance to the Company;

c.
acquisition or disposal by the Company, or a subsidiary of the Company, of a participating interest in the capital of a company with a value of at least one third of the amount of the assets as shown on the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, as shown on the consolidated balance sheet with explanatory notes according to the most recently adopted annual accounts of the Company.
c.
acquisition or disposal by the Company, or a subsidiary of the Company, of a participating interest in the capital of a company with a value of at least one third of the amount of the assets as shown on the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, as shown on the consolidated balance sheet with explanatory notes according to the most recently adopted annual accounts of the Company.

The absence of approval by the general meeting of shareholders of a resolution as referred to in this paragraph shall not affect		The absence of approval by the general meeting of shareholders of a resolution as referred to in this paragraph shall not affect

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	the representative authority of the directors.		the representative authority of the directors.
16.8	Where one or more directors are absent or prevented from acting, the remaining director(s) shall be charged with the entire management of the Company. Where all directors or the only director are/is absent or prevented from acting, the management shall be conducted temporarily by one or more persons to be appointed for that purpose by the general meeting of shareholders.	16.8
Where one or more directors are absent or prevented from acting, the remaining director(s) shall be charged with the entire management of the Company. Where all directors or the only director are/is absent or prevented from acting, the management shall be conducted temporarily by one or more persons to be appointed for that purpose by the general meeting of shareholders.

16.9	Where a director has a personal interest which conflicts directly or indirectly with the interests of the Company or the enterprise associated with the Company, he shall not participate in the decision-making process. If as a result of the previous sentence no resolution of the Board of Directors can be adopted, such resolution may nonetheless be adopted by the Board of Directors.	16.9
Where a director has a personal interest which conflicts directly or indirectly with the interests of the Company or the enterprise associated with the Company, he shall not participate in the decision-making process. If as a result of the previous sentence no resolution of the Board of Directors can be adopted, such resolution may nonetheless be adopted by the Board of Directors.

REPRESENTATION		REPRESENTATION
Article 17		Article 17
17.1	The Board of Directors, as well the CEO acting individually, is entitled to represent the Company.	17.1	The Board of Directors, as well the CEO acting individually, is entitled to represent the Company.
17.2	The Company may grant special and general powers of attorney, whether or not such persons are employed by the Company, authorizing them to represent the Company	17.2	The Company may grant special and general powers of attorney, whether or not such persons are employed by the Company, authorizing them to represent the Company

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	and bind it vis-à-vis third parties.		and bind it vis-à-vis third parties.
INDEMNIFICATION		INDEMNIFICATION
Article 18		Article 18
18.1
Subject to the limitations included in this article, every person or legal entity who is, or has been, a director, proxy-holder, staff member or officer (specifically including the Chief Financial Officer and the Chief Legal Officer as from time to time designated by the Board of Directors), who is made, or threatened to be made, a party to any claim, action, suit or proceeding in which he/she or it becomes involved as a party or otherwise by virtue of his/her or its being, or having been, a director, proxy-holder, staff member or officer of the Company, shall be indemnified by the Company, to the fullest extent permitted under the laws of the Netherlands, concerning (A) any and all liabilities imposed on him/her or on it, including judgements, fines and penalties, (B) any and all expenses, including costs and attorneys’ fees, reasonably incurred or paid by him/her or by it, and (C) any and all amounts paid in settlement by him/her or by it, in connection with any such claim, action, suit or other proceeding.
18.1
Subject to the limitations included in this article, every person or legal entity who is, or has been, a director, proxy-holder, staff member or officer (specifically including the Chief Financial Officer and the Chief Legal Officer as from time to time designated by the Board of Directors), who is made, or threatened to be made, a party to any claim, action, suit or proceeding in which he/she or it becomes involved as a party or otherwise by virtue of his/her or its being, or having been, a director, proxy-holder, staff member or officer of the Company, shall be indemnified by the Company, to the fullest extent permitted under the laws of the Netherlands, concerning (A) any and all liabilities imposed on him/her or on it, including judgements, fines and penalties, (B) any and all expenses, including costs and attorneys’ fees, reasonably incurred or paid by him/her or by it, and (C) any and all amounts paid in settlement by him/her or by it, in connection with any such claim, action, suit or other proceeding.

18.2	A director, proxy-holder, staff member or	18.2	A director, proxy-holder, staff member or

CURRENT ARTICLES			PROPOSED ARTICLES			EXPLANATION

officer shall, however, have no right to be indemnified against any liability in any matter if it shall have been finally determined that such liability resulted from the intent, wilful recklessness or serious culpability of such person or legal entity.

officer shall, however, have no right to be indemnified against any liability in any matter if it shall have been finally determined that such liability resulted from the intent, wilful recklessness or serious culpability of such person or legal entity.

18.3	Furthermore, a director, proxy-holder, staff member or officer shall have no right to be indemnified against any liability in any matter if it shall have been finally determined that such person or legal entity did not act in good faith and in the reasonable belief that his or its action was in the best interest of the Company.		18.3
Furthermore, a director, proxy-holder, staff member or officer shall have no right to be indemnified against any liability in any matter if it shall have been finally determined that such person or legal entity did not act in good faith and in the reasonable belief that his or its action was in the best interest of the Company.

18.4	In the event of a settlement, a director, proxy-holder, staff member or officer shall not lose his/her or its right to be indemnified unless there has been a determination that such person or legal entity engaged in intent, wilful recklessness or serious culpability in the conduct of his or its office or did not act in good faith and in the reasonable belief that his/her or its action was in the best interest of the Company:		18.4
In the event of a settlement, a director, proxy-holder, staff member or officer shall not lose his/her or its right to be indemnified unless there has been a determination that such person or legal entity engaged in intent, wilful recklessness or serious culpability in the conduct of his or its office or did not act in good faith and in the reasonable belief that his/her or its action was in the best interest of the Company:

	(i)	by the court or other body approving settlement; or		(i)	by the court or other body approving settlement; or
	(ii)	by a resolution duly adopted by the general meeting of shareholders; or		(ii)	by a resolution duly adopted by the general meeting of shareholders; or

CURRENT ARTICLES		PROPOSED ARTICLES			EXPLANATION
	(iii) by written opinion of independent counsel to be appointed by the Board of Directors.		(iii)	by written opinion of independent counsel to be appointed by the Board of Directors.
18.5	The right to indemnification herein provided (i) may be insured against by policies maintained by the Company, (ii) shall be severable, (iii) shall not affect any other rights to which any director, proxy-holder, staff member or officer may now or hereafter be entitled, (iv) shall continue as to a person or legal entity who has ceased to be a director, proxy-holder, staff member or officer, and (v) shall also inure to the benefit of the heirs, executors, administrators or successors of such person or legal entity.	18.5
The right to indemnification herein provided (i) may be insured against by policies maintained by the Company, (ii) shall be severable, (iii) shall not affect any other rights to which any director, proxy-holder, staff member or officer may now or hereafter be entitled, (iv) shall continue as to a person or legal entity who has ceased to be a director, proxy-holder, staff member or officer, and (v) shall also inure to the benefit of the heirs, executors, administrators or successors of such person or legal entity.

18.6	Nothing included herein shall affect any right to indemnification to which persons or legal entities other than a director, proxy-holder, staff member or officer may be entitled by contract or otherwise.	18.6
Nothing included herein shall affect any right to indemnification to which persons or legal entities other than a director, proxy-holder, staff member or officer may be entitled by contract or otherwise.

18.7	Subject to such procedures as may be determined by the Board of Directors, expenses in connection with the preparation and presentation of a defence to any claim, action, suit or proceeding of the character described in this article 18 may be advanced to the director, proxy-holder, staff member or officer by the Company prior to final	18.7
Subject to such procedures as may be determined by the Board of Directors, expenses in connection with the preparation and presentation of a defence to any claim, action, suit or proceeding of the character described in this article 18 may be advanced to the director, proxy-holder, staff member or officer by the Company prior to final

CURRENT ARTICLES			PROPOSED ARTICLES			EXPLANATION

disposition thereof upon receipt of an undertaking by or on behalf of such director, proxy-holder, staff member or officer to repay such amount if it is ultimately determined that he or it is not entitled to indemnification under this article 18.

disposition thereof upon receipt of an undertaking by or on behalf of such director, proxy-holder, staff member or officer to repay such amount if it is ultimately determined that he or it is not entitled to indemnification under this article 18.

GENERAL MEETING OF SHAREHOLDERS			GENERAL MEETING OF SHAREHOLDERS
Article 19			Article 19
19.1	The annual general meeting of shareholders shall be held within six months after the close of the financial year.		19.1	The annual general meeting of shareholders shall be held within six months after the close of the financial year.
19.2	At this general meeting of shareholders the following subjects shall be considered:		19.2	At this general meeting of shareholders the following subjects shall be considered:
	a.	the written annual report prepared by the Board of Directors on the course of business of the Company and the conduct of its affairs during the past financial year;		a.	the written annual report prepared by the Board of Directors on the course of business of the Company and the conduct of its affairs during the past financial year;
	b.	the adoption of the annual accounts;		b.	the adoption of the annual accounts;
	c.	discussion regarding the Company’s reserves and dividend policy and justification thereof by the Board of Directors;		c.	discussion regarding the Company’s reserves and dividend policy and justification thereof by the Board of Directors;
	d.	if applicable, the proposal to pay a dividend;		d.	if applicable, the proposal to pay a dividend;
	e.	the discharge of the directors in respect of their management during the previous financial year;		e.	the discharge of the directors in respect of their management during the previous financial year;

CURRENT ARTICLES			PROPOSED ARTICLES			EXPLANATION
	f.	the appointment of directors;		f.	the appointment of directors;
	g.	the designation of the person referred to in article 16.8;		g.	the designation of the person referred to in article 16.8;
	h.	each substantial change in the corporate governance structure of the Company; and		h.	each substantial change in the corporate governance structure of the Company; and
	i.	the proposals placed on the agenda by the Board of Directors together with proposals made by shareholders in accordance with the provisions of these articles of association.		i.	the proposals placed on the agenda by the Board of Directors together with proposals made by shareholders in accordance with the provisions of these articles of association.
19.3	Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the Board of Directors and shall be held if one or more shareholders and other persons entitled to attend such meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Directors, specifying in detail the business to be considered.		19.3
Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the Board of Directors and shall be held if one or more shareholders and other persons entitled to attend such meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Directors, specifying in detail the business to be considered.

19.4	If the Board of Directors fails to comply with a request referred to in paragraph 1 hereof in such manner that the general meeting of shareholders can be held within six weeks after the request, the persons who have made the request may be authorized by the president of the district court in Amsterdam		19.4
If the Board of Directors fails to comply with a request referred to in paragraph 1 hereof in such manner that the general meeting of shareholders can be held within six weeks after the request, the persons who have made the request may be authorized by the president of the district court in Amsterdam

CURRENT ARTICLES		PROPOSED ARTICLES	EXPLANATION
	to convene the meeting themselves.	to convene the meeting themselves.
PLACE AND NOTICE OF THE GENERAL		PLACE AND NOTICE OF THE GENERAL
MEETING OF SHAREHOLDERS		MEETING OF SHAREHOLDERS
Article 20		Article 20
20.1	General meetings of shareholders shall be held in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague. The notice convening the meeting shall inform the shareholders and other persons entitled to attend meetings of shareholders accordingly.	20.1
General meetings of shareholders shall be held in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague. The notice convening the meeting shall inform the shareholders and other persons entitled to attend meetings of shareholders accordingly.

20.2	All notices to shareholders and persons entitled to attend meetings of shareholders shall be published in a national daily newspaper. If required by law, notices to shareholders and persons to attend meetings of shareholders shall, in deviation from the previous sentence, be made by way of an electronically published announcement on the Company’s website which shall until the general meeting be directly and permanently accessible.	20.2
All notices to shareholders and persons entitled to attend meetings of shareholders shall be published in a national daily newspaper. If required by law, notices to shareholders and persons to attend meetings of shareholders shall, in deviation from the previous sentence, be made by way of an electronically published announcement on the Company’s website which shall until the general meeting be directly and permanently accessible.

20.3	The notice convening a general meeting of shareholders shall be published by either the Board of Directors, or by the persons who according to the law or these articles of association are entitled thereto.	20.3
The notice convening a general meeting of shareholders shall be published by either the Board of Directors, or by the persons who according to the law or these articles of association are entitled thereto.

NOTICE PERIOD AND AGENDA		NOTICE PERIOD AND AGENDA

CURRENT ARTICLES		PROPOSED ARTICLES	EXPLANATION
Article 21		Article 21
21.1	The notice convening a general meeting of shareholders shall be published no later than on the forty-second day prior to the day of the meeting. The notice shall always contain (i) the agenda for the meeting, notwithstanding the statutory provisions regarding reduction of issued share capital and amendment of articles of association, (ii) the location and time of the general meeting of shareholders and (iii) the procedure for participating in the meeting through a proxy holder.	21.1
The notice convening a general meeting of shareholders shall be published no later than on the forty-second day prior to the day of the meeting. The notice shall always contain (i) the agenda for the meeting, notwithstanding the statutory provisions regarding reduction of issued share capital and amendment of articles of association, (ii) the location and time of the general meeting of shareholders and (iii) the procedure for participating in the meeting through a proxy holder.

21.2	The agenda shall contain such subjects to be considered at the meeting as the person(s) convening the meeting shall decide, and furthermore such other subjects, as one or more shareholders and others entitled to attend the meetings, at least representing the thresholds set by law from time to time, have so requested the Board of Directors in writing by reasoned request to include in the agenda, at least sixty days before the date of the meeting. No valid resolutions can be adopted at a general meeting of shareholders in respect of subjects which are not mentioned in the agenda.	21.2
The agenda shall contain such subjects to be considered at the meeting as the person(s) convening the meeting shall decide, and furthermore such other subjects, as one or more shareholders and others entitled to attend the meetings, at least representing the thresholds set by law from time to time, have so requested the Board of Directors in writing by reasoned request to include in the agenda, at least sixty days before the date of the meeting. No valid resolutions can be adopted at a general meeting of shareholders in respect of subjects which are not mentioned in the agenda.

CHAIRMAN OF GENERAL MEETINGS OF		CHAIRMAN OF GENERAL MEETINGS OF
SHAREHOLDERS AND MINUTES		SHAREHOLDERS AND MINUTES

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
Article 22		Article 22
22.1	General meetings of shareholders shall be presided by the chairman of the Board of Directors. In case of absence of the chairman of the Board of Directors the meeting shall be presided by any other person nominated by the Board of Directors. The chairman of the meeting shall appoint the secretary of that meeting.	22.1
General meetings of shareholders shall be presided by the chairman of the Board of Directors. In case of absence of the chairman of the Board of Directors the meeting shall be presided by any other person nominated by the Board of Directors. The chairman of the meeting shall appoint the secretary of that meeting.

22.2	The secretary of the meeting shall keep the minutes of the business transacted at the meeting, which minutes shall be adopted and signed by the chairman and the secretary of the meeting.	22.2	The secretary of the meeting shall keep the minutes of the business transacted at the meeting, which minutes shall be adopted and signed by the chairman and the secretary of the meeting.
22.3	The chairman of the Board of Directors may request a civil law notary to include the proceedings at the meeting in a notarial report.	22.3	The chairman of the Board of Directors may request a civil law notary to include the proceedings at the meeting in a notarial report.
ATTENDANCE OF GENERAL MEETING OF		ATTENDANCE OF GENERAL MEETING OF
SHAREHOLDERS		SHAREHOLDERS
Article 23		Article 23
23.1	All shareholders and persons entitled to attend meetings are entitled to attend general meetings of shareholders, to address the general meeting of shareholders and - to the extent they have the voting rights to the shares - to vote the shares thereat.	23.1
All shareholders and persons entitled to attend meetings are entitled to attend general meetings of shareholders, to address the general meeting of shareholders and - to the extent they have the voting rights to the shares - to vote the shares thereat.

23.2	Prior to being admitted at a general meeting	23.2	Prior to being admitted at a general meeting

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION

of shareholders, a shareholder or its proxy shall have to sign an attendance list, stating his name and the number of votes that can be cast by him. A proxy shall also state the name(s) of the person(s) for whom he acts.

of shareholders, a shareholder or its proxy shall have to sign an attendance list, stating his name and the number of votes that can be cast by him. A proxy shall also state the name(s) of the person(s) for whom he acts.

23.3
Paragraph 1 will be applicable to those who (i) are a shareholder as per a certain date, determined by the Board of Directors, such date hereinafter referred to as: the “record date”, and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Board of Directors, hereinafter referred to as: the “register”, in as far as (iii) at the request of the applicant, the holder of the register has given notice in writing to the Company prior to the general meeting of shareholders, that the shareholder mentioned in this paragraph has the intention to attend the general meeting of shareholders, regardless who will be shareholder at the time of the general meeting of shareholders. The notice will contain the name and the number of shares the shareholder will represent in the general meeting of shareholders. The provision above under (iii) about the notice to the Company also applies to the proxy holder of a shareholder, who has a written proxy.
		23.3
Paragraph 1 will be applicable to those who (i) are a shareholder as per a certain date, determined by the Board of Directors, such date hereinafter referred to as: the “record date”, and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Board of Directors, hereinafter referred to as: the “register”, in as far as (iii) at the request of the applicant, the holder of the register has given notice in writing to the Company prior to the general meeting of shareholders, that the shareholder mentioned in this paragraph has the intention to attend the general meeting of shareholders, regardless who will be shareholder at the time of the general meeting of shareholders. The notice will contain the name and the number of shares the shareholder will represent in the general meeting of shareholders. The provision above under (iii) about the notice to the Company also applies to the proxy holder of a shareholder, who has a written proxy.

23.4	The record date mentioned in paragraph 3	23.4	The record date mentioned in paragraph 3

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION

shall be the twenty-eight day prior to the day of the general meeting of shareholders. The Board of Directors shall determine the date mentioned in paragraph 3 on which the intention to attend the general meeting of shareholders has to be given at the latest. The notice of the general meeting of shareholders will contain those times, the place of meeting and the proceedings for registration and notification.

shall be the twenty-eight day prior to the day of the general meeting of shareholders. The Board of Directors shall determine the date mentioned in paragraph 3 on which the intention to attend the general meeting of shareholders has to be given at the latest. The notice of the general meeting of shareholders will contain those times, the place of meeting and the proceedings for registration and notification.

23.5	Those who have a written proxy shall give their proxy to the holder of the register prior to the notification described in paragraph 4. The holder of the register will send the proxies together with the notification to the Company as described in paragraph 3 sub (iii). The Board of Directors may resolve that the proxies of holders of voting rights will be attached to the attendance list.	23.5
Those who have a written proxy shall give their proxy to the holder of the register prior to the notification described in paragraph 4. The holder of the register will send the proxies together with the notification to the Company as described in paragraph 3 sub (iii). The Board of Directors may resolve that the proxies of holders of voting rights will be attached to the attendance list.

23.6	Shareholders and other persons entitled to attend meetings of shareholders may be represented by proxies duly authorized in writing, and such proxies shall be admitted upon production of such written instrument.	23.6
Shareholders and other persons entitled to attend meetings of shareholders may be represented by proxies duly authorized in writing, and such proxies shall be admitted upon production of such written instrument.

23.7	The general meeting of shareholders may adopt rules regarding, inter alia, the length of time for which shareholders may speak. In so far as such rules are not applicable, the	23.7	The general meeting of shareholders may adopt rules regarding, inter alia, the length of time for which shareholders may speak. In so far as such rules are not applicable, the

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	chairman may determine the time for which shareholders may speak if he considers this desirable with a view to the orderly proceeding of the meeting.		chairman may determine the time for which shareholders may speak if he considers this desirable with a view to the orderly proceeding of the meeting.
23.8	All matters regarding the admittance to the general meeting of shareholders, the exercise of voting rights and the result of votings, as well as any other matters regarding the proceedings at the general meeting of shareholders shall be decided upon by the chairman of that meeting, with due observance of the provisions of article 2:13 of the Dutch Civil Code.	23.8
All matters regarding the admittance to the general meeting of shareholders, the exercise of voting rights and the result of votings, as well as any other matters regarding the proceedings at the general meeting of shareholders shall be decided upon by the chairman of that meeting, with due observance of the provisions of article 2:13 of the Dutch Civil Code.

VOTES AND ADOPTION OF RESOLUTIONS Article 24		VOTES AND ADOPTION OF RESOLUTIONS Article 24
24.1	At the general meeting of shareholders each share entitles its holder to one (1) vote.	24.1	At the general meeting of shareholders each share entitles its holder to one (1) vote.
24.2	Unless otherwise stated in these articles of association, resolutions shall be validly adopted if adopted by absolute majority of votes cast. Blank and invalid votes shall not be counted. The chairman of the meeting shall decide on the method of voting and on the possibility of voting by acclamation.	24.2	Unless otherwise stated in these articles of association, resolutions shall be validly adopted if adopted by absolute majority of votes cast.
		24.3
Blank votes, abstentions and invalid votes shall not be considered as votes cast. Shares in respect of which a blank or invalid vote has been cast, or in respect of which the holder thereof present or represented at the meeting has abstained from voting, shall be taken into account when determining which

The Board of Directors considers it appropriate to clarify in the Company’s articles of association the effect of abstentions, blank votes and invalid votes cast by shareholders at general meetings of shareholders of the Company.

It is the Company’s current practice that such

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
			part of the Company’s issued share capital is present or represented at a general meeting of shareholders.
abstentions, blank votes and invalid votes shall not be considered as votes cast, but they shall be taken into account when determining which part of the Company’s issued share capital is present or represented at a general meeting of shareholders of the Company. The Board of Directors now proposes to clarify article 24 of the Company’s articles of association in line with this established practice of the Company.

		24.4	The chairman of the meeting shall decide on the method of voting and on the possibility of voting by acclamation
ANNUAL ACCOUNTS AND REPORT OF THE BOARD OF DIRECTORS Article 25		ANNUAL ACCOUNTS AND REPORT OF THE BOARD OF DIRECTORS Article 25
25.1	The financial year of the Company shall coincide with the calendar year.	25.1	The financial year of the Company shall coincide with the calendar year.
25.2	Each year, within four months after expiry of the financial year, the Board of Directors shall draw up the annual accounts, consisting of a balance sheet and a profit and loss account in respect of the preceding financial year, together with the explanatory notes thereto. The Board of Directors shall furthermore prepare a report on the course of business of the Company in the preceding year.	25.2
Each year, within four months after expiry of the financial year, the Board of Directors shall draw up the annual accounts, consisting of a balance sheet and a profit and loss account in respect of the preceding financial year, together with the explanatory notes thereto. The Board of Directors shall furthermore prepare a report on the course of business of the Company in the preceding year.

25.3	The Board of Directors shall draw up the annual accounts in accordance with applicable generally accepted accounting principles and all other applicable provisions of the law.	25.3	The Board of Directors shall draw up the annual accounts in accordance with applicable generally accepted accounting principles and all other applicable provisions of the law.

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	The annual accounts shall be signed by all directors. Should the signature of one or more of them be missing, then mention shall be made thereof, stating the reason.		The annual accounts shall be signed by all directors. Should the signature of one or more of them be missing, then mention shall be made thereof, stating the reason.
25.4	The Board of Directors shall cause the annual accounts to be examined by one or more registered accountant(s) or other experts designated for the purpose in accordance with article 2:393 of the Dutch Civil Code by the general meeting of shareholders. The auditor or the other expert designated shall report on his examination to the Board of Directors and shall issue a certificate containing the results thereof.	25.4
The Board of Directors shall cause the annual accounts to be examined by one or more registered accountant(s) or other experts designated for the purpose in accordance with article 2:393 of the Dutch Civil Code by the general meeting of shareholders. The auditor or the other expert designated shall report on his examination to the Board of Directors and shall issue a certificate containing the results thereof.

25.5
Copies of the annual accounts accompanied by the certificate of the expert referred to in the preceding paragraph, the annual report of the Board of Directors, and the information to be added to each of such documents pursuant to the law, shall be made freely available at the office of the Company for the shareholders and the other persons entitled to attend meetings of shareholders, and - in the event that shares have been listed on the Amsterdam Stock Exchange - at a bank in Amsterdam, to be mentioned in the notice calling the general meeting of shareholders, as from the date of the notice convening the
		25.5
Copies of the annual accounts accompanied by the certificate of the expert referred to in the preceding paragraph, the annual report of the Board of Directors, and the information to be added to each of such documents pursuant to the law, shall be made freely available at the office of the Company for the shareholders and the other persons entitled to attend meetings of shareholders, and - in the event that shares have been listed on the Amsterdam Stock Exchange - at a bank in Amsterdam, to be mentioned in the notice calling the general meeting of shareholders, as from the date of the notice convening the

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	general meeting of shareholders at which meeting they shall be discussed, until the close thereof.		general meeting of shareholders at which meeting they shall be discussed, until the close thereof.
25.6	The general meeting of shareholders decides on the adoption of the annual accounts.	25.6	The general meeting of shareholders decides on the adoption of the annual accounts.
DISTRIBUTIONS Article 26		DISTRIBUTIONS Article 26
26.1	From the profits, as apparent from the annual accounts adopted by the general meeting of shareholders such amounts shall be reserved as the Board of Directors shall determine.	26.1	From the profits, as apparent from the annual accounts adopted by the general meeting of shareholders such amounts shall be reserved as the Board of Directors shall determine.
26.2	The profits that remain after the application of paragraph 1 hereof shall be distributed to the shareholders pro rata to the number of shares held by each such shareholder.	26.2	The profits that remain after the application of paragraph 1 hereof shall be distributed to the shareholders pro rata to the number of shares held by each such shareholder.
26.3	Dividends payable in cash shall be paid in United States Dollars, unless the Board of Directors determines that payment shall be made in another currency.	26.3	Dividends payable in cash shall be paid in United States Dollars, unless the Board of Directors determines that payment shall be made in another currency.
26.4	The Company can only declare distributions insofar as its shareholders’ equity exceeds the amount of the paid up and called portion of the issued share capital, plus the statutory reserves.	26.4	The Company can only declare distributions insofar as its shareholders’ equity exceeds the amount of the paid up and called portion of the issued share capital, plus the statutory reserves.
26.5	Subject to the provisions of article 2:105 paragraph 4 of the Dutch Civil Code and with due observance of the provisions of paragraph 4 of this Article, the Board of	26.5	Subject to the provisions of article 2:105 paragraph 4 of the Dutch Civil Code and with due observance of the provisions of paragraph 4 of this Article, the Board of

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION

Directors may resolve to declare any interim dividends and/or other interim distributions. Such dividends and/or distributions shall be made to shareholders pro rata to the number of shares held by each shareholder.

Directors may resolve to declare any interim dividends and/or other interim distributions. Such dividends and/or distributions shall be made to shareholders pro rata to the number of shares held by each shareholder.

Article 27		Article 27
27.1	Distributions pursuant to article 26 shall be payable as from a date to be determined by the Board of Directors.	27.1	Distributions pursuant to article 26 shall be payable as from a date to be determined by the Board of Directors.
27.2	Distributions under article 26 shall be made payable at an address or addresses in the Netherlands, to be determined by the Board of Directors, and in any case at least at one address in each other country where the shares of the Company are listed on a stock exchange.	27.2
Distributions under article 26 shall be made payable at an address or addresses in the Netherlands, to be determined by the Board of Directors, and in any case at least at one address in each other country where the shares of the Company are listed on a stock exchange.

27.3	The Board of Directors may determine the method of payment in respect of cash distributions on shares.	27.3	The Board of Directors may determine the method of payment in respect of cash distributions on shares.
27.4	The person entitled to a distribution under article 26 on shares shall be the person in whose name the share is registered, or in the event of others entitled thereto, if their right is sufficiently established, at the date to be fixed for that purpose by the Board of Directors.	27.4
The person entitled to a distribution under article 26 on shares shall be the person in whose name the share is registered, or in the event of others entitled thereto, if their right is sufficiently established, at the date to be fixed for that purpose by the Board of Directors.

27.5	Notice of distributions and of the dates and places referred to in the preceding paragraphs	27.5	Notice of distributions and of the dates and places referred to in the preceding paragraphs

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION

of this article shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries where the shares, on the application of the Company, have been admitted for official quotation, and further in such manner as the Board of Directors may deem desirable.

of this article shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries where the shares, on the application of the Company, have been admitted for official quotation, and further in such manner as the Board of Directors may deem desirable.

27.6	Distributions in cash under article 26 that have not been collected within five years and two days after have become due and payable shall revert to the Company.	27.6	Distributions in cash under article 26 that have not been collected within five years and two days after have become due and payable shall revert to the Company.
27.7
The Board of Directors may cause the Company to declare distributions to shareholders under article 26 in full or partially in the form of shares in the share capital of the Company.
In the case of a distribution in the form of shares in the share capital of the Company, any shares in the Company not claimed within a period to be determined by the Board of Directors shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. The net proceeds of such sale shall thereafter be held at the disposal of the above persons in proportion to their entitlement; the right to the proceeds shall lapse, however, if the
		27.7
The Board of Directors may cause the Company to declare distributions to shareholders under article 26 in full or partially in the form of shares in the share capital of the Company.
In the case of a distribution in the form of shares in the share capital of the Company, any shares in the Company not claimed within a period to be determined by the Board of Directors shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. The net proceeds of such sale shall thereafter be held at the disposal of the above persons in proportion to their entitlement; the right to the proceeds shall lapse, however, if the

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
	proceeds are not claimed within thirty years after the date on which the distribution in shares was made payable.		proceeds are not claimed within thirty years after the date on which the distribution in shares was made payable.
27.8	In the case of a distribution in the form of shares in the Company, those shares shall be registered in the shareholders’ register of the Company, and, were applicable, certificates shall be issued to the holders thereof.	27.8
In the case of a distribution in the form of shares in the Company, those shares shall be registered in the shareholders’ register of the Company, and, were applicable, certificates shall be issued to the holders thereof.

27.9	The provisions of paragraphs 4 and 7 shall apply correspondingly in respect of any other distributions that do not take place pursuant to article 26.	27.9	The provisions of paragraphs 4 and 7 shall apply correspondingly in respect of any other distributions that do not take place pursuant to article 26.
AMENDMENT ARTICLES OF ASSOCIATION Article 28		AMENDMENT ARTICLES OF ASSOCIATION Article 28
28.1	The general meeting of shareholders may resolve to amend the articles of association of the Company, provided that such resolution has been proposed to the general meeting of shareholders by the Board of Directors.	28.1
The general meeting of shareholders may resolve to amend the articles of association of the Company, provided that such resolution has been proposed to the general meeting of shareholders by the Board of Directors.

28.2	The complete proposal to amend the articles of association shall be made freely available for the shareholders and the other persons entitled to attend meetings of shareholders, at the office of the Company as from the day of notice convening such meeting until the close of that meeting.	28.2
The complete proposal to amend the articles of association shall be made freely available for the shareholders and the other persons entitled to attend meetings of shareholders, at the office of the Company as from the day of notice convening such meeting until the close of that meeting.

DISSOLUTION AND LIQUIDATION		DISSOLUTION AND LIQUIDATION

CURRENT ARTICLES		PROPOSED ARTICLES		EXPLANATION
Article 29		Article 29
29.1	The Company shall be dissolved pursuant to a resolution of the general meeting of shareholders, provided that such resolution has been proposed to the general meeting of shareholders by the Board of Directors. The provisions of article 28 shall apply correspondingly.	29.1
The Company shall be dissolved pursuant to a resolution of the general meeting of shareholders, provided that such resolution has been proposed to the general meeting of shareholders by the Board of Directors. The provisions of article 28 shall apply correspondingly.

29.2	If the Company is dissolved, the liquidation shall be carried out by the Board of Directors.	29.2	If the Company is dissolved, the liquidation shall be carried out by the Board of Directors.
29.3	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.	29.3
The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

29.4	The balance of the assets of the Company remaining after all liabilities have been paid shall be distributed to the shareholders pro rata to the number of shares held by each such shareholder.	29.4	The balance of the assets of the Company remaining after all liabilities have been paid shall be distributed to the shareholders pro rata to the number of shares held by each such shareholder.
29.5	After settling the liquidation, the liquidators shall render account in accordance with the provisions of the law.	29.5	After settling the liquidation, the liquidators shall render account in accordance with the provisions of the law.
29.6	After the Company has ceased to exist, the books and records of the Company shall remain in the custody of the person designated for that purpose by the liquidators during a seven-year period.	29.6	After the Company has ceased to exist, the books and records of the Company shall remain in the custody of the person designated for that purpose by the liquidators during a seven-year period.

CURRENT ARTICLES	PROPOSED ARTICLES	EXPLANATION
CHOICE OF LAW AND EXCLUSIVE JURISDICTION	CHOICE OF LAW AND EXCLUSIVE JURISDICTION
Article 30	Article 30
The rights and obligations among or between (a) the Company, (b) any of its current or former directors, proxy-holders, officers and staff members, and/or (c) any of its current or former holders of shares in the capital of the Company and derivatives thereof, shall be governed in each case exclusively by the laws of the Netherlands, unless such rights or obligations do not pertain to or arise out of the abovementioned capacities, insofar as permitted by mandatory law. Any dispute, suit, claim, pre-trial action or other legal proceeding, including summary or injunctive proceedings, by and between those persons pertaining to or arising out of the above-mentioned capacities shall be exclusively submitted to the courts of the Netherlands. In relation to any such legal action or proceedings, all current and former directors, proxy-holders, officers and staff members of the Company (a) shall irrevocably submit to the exclusive jurisdiction of the Dutch courts, (b) shall waive any objections to such legal action or proceedings in such courts on the grounds of venue or on the grounds that such legal action or proceedings have been brought in an inappropriate forum, (c) shall irrevocably and unconditionally

The rights and obligations among or between (a) the Company, (b) any of its current or former directors, proxy-holders, officers and staff members, and/or (c) any of its current or former holders of shares in the capital of the Company and derivatives thereof, shall be governed in each case exclusively by the laws of the Netherlands, unless such rights or obligations do not pertain to or arise out of the abovementioned capacities, insofar as permitted by mandatory law. Any dispute, suit, claim, pre-trial action or other legal proceeding, including summary or injunctive proceedings, by and between those persons pertaining to or arising out of the above-mentioned capacities shall be exclusively submitted to the courts of the Netherlands. In relation to any such legal action or proceedings, all current and former directors, proxy-holders, officers and staff members of the Company (a) shall irrevocably submit to the exclusive jurisdiction of the Dutch courts, (b) shall waive any objections to such legal action or proceedings in such courts on the grounds of venue or on the grounds that such legal action or proceedings have been brought in an inappropriate forum, (c) shall irrevocably and unconditionally

CURRENT ARTICLES	PROPOSED ARTICLES	EXPLANATION
agree that a judgment in any such legal action or proceedings brought in the courts of the Netherlands shall be conclusive and binding upon them and may be enforced in the courts of any other jurisdiction and (d) elect domicile at the offices of the Company in Amsterdam, The Netherlands for the service of any document relating to such legal action or proceedings.

agree that a judgment in any such legal action or proceedings brought in the courts of the Netherlands shall be conclusive and binding upon them and may be enforced in the courts of any other jurisdiction and (d) elect domicile at the offices of the Company in Amsterdam, The Netherlands for the service of any document relating to such legal action or proceedings.